1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
MATTHEW E. BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3333 Fax

May 13, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to comments you provided to Brenden Carroll and me during a telephonic discussion on April 29, 2016 with respect to your review of Post-Effective Amendment No. 533 (“PEA No. 533”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2016. PEA No. 533 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Strategic Factor Allocation Fund (the “Portfolio”). Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: In the “Principal Strategy” section, please clarify the Portfolio’s strategy and the asset classes in which the Portfolio intends to invest. Please also revise the “Principal Risks of the Portfolio” section, as appropriate, to address any revisions to the “Principal Strategy” section.

Response: The Portfolio has revised the Prospectus consistent with this comment.

2.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Portfolio, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Portfolio hereby confirms that it believes its derivatives-related disclosure is appropriate.

3.	Comment: Please provide the completed fee and expense table for the Portfolio before filing the effective registration statement.

Response: The Portfolio’s completed fee and expense table is attached hereto as Exhibit A.

4.	Comment: Please confirm that, with respect to the fee waiver and expense limitation arrangements described in the footnote to the Portfolio’s “Annual Portfolio Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Portfolio pursuant to the arrangements.

Response: The Portfolio hereby confirms that, with respect to the fee waiver and expense limitation arrangements described in the footnote to the Portfolio’s “Annual Portfolio Operating Expenses” table, the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

5.	Comment: Please explain supplementally the selection of the Portfolio’s benchmark index.

Response: The Portfolio believes that the choice in benchmark, which is a composite of the S&P 500 Index (50%) and the Barclays U.S. Aggregate Bond Index (50%), is representative of the Portfolio’s long-term risk profile.

Other

6.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit B.

*        *        *         *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian

cc:	Joseph McClain, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Portfolio

Institutional
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.86%
Acquired (Underlying) Fund Fees and Expenses[2]	0.03%

Total Annual Portfolio Operating Expenses	1.64%
Expense Limitation[3]	(0.66)%

Total Annual Portfolio Operating Expenses After Expense Limitation	0.98%

1	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
2	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect fees and expenses expected to be incurred during the first fiscal year.
3	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, taxes, dividend and interest expenses on short sales, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.164% of the Portfolio’s average daily net assets. This arrangement will remain in effect through at least May 31, 2017, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Exhibit B

May 13, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Matthew E. Barsamian of Dechert LLP at (202) 261-3392.

Sincerely,

Joseph McClain, Goldman Sachs Asset Management, L.P.

cc:	Matthew E. Barsamian, Dechert LLP